(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number 000-30293

CUSIP Number 290787 10 0

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Embarcadero Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

100 California Street, 12th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, California, 94111
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Embarcadero Technologies, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 (the “Form 10-Q”). The Company is unable, without unreasonable effort and expense, to file the Form 10-Q on a timely basis because of the previously announced restatement of the Company’s historical financial statements. As previously disclosed by the Company, a Special Committee of the Board of Directors has conducted a review of the Company’s historical stock option grant practices and related accounting and the Company anticipates that this review will result in the restatement of certain of the Company’s historical financial statements (the “Restatement”). The Company is also currently evaluating the impact of the Restatement on its report on internal control over financial reporting, which may result in the determination that a material weakness exists. The Company is in the process of completing the Restatement, and such efforts have impacted the Company’s ability to complete and file the Form 10-Q in a timely manner. The Company plans to file the Form 10-Q as soon as practicable, but does not expect that the Form 10-Q will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Shahbazian, Chief Financial Officer	(415)	834-3131
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. Annual Report on Form 10-K for the year ended December 31, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

Embarcadero Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 11, 2007	By:	/s/ Michael Shahbazian
Michael Shahbazian Chief Financial Officer